For Immediate Release
---------------------

Press Contacts:
---------------
Charles T. Jensen                Lauren Bigelow             David A. Kaminer
NeoMedia Technologies, Inc.      Mobot, Inc.                 The Kaminer Group
+(239) 337-3434                  +(978) 621-2769            +(914) 684-1934
cjensen@neom.com                 lbigelow@mobot.com         dkaminer@kamgrp.com
----------------                 ------------------         -------------------

            NeoMedia Signs Letter of Intent to Acquire Mobile Visual
                           Search Pioneer Mobot, Inc.

FORT MYERS, Fla., Aug. 1, 2005 - NeoMedia Technologies, Inc. (OTC BB: NEOM), an innovator in wireless services and patented technologies that provide automatic links to Internet-based information, today announced that it has signed a Letter of Intent to acquire Mobot, Inc., of Lexington, Massachusetts, a pioneer in mobile visual and recognition technology.
      Mobot was founded in 2003 by Russell Gocht, Mobot's CEO, to pursue the application of advances in image processing and the opportunity represented by the rapid adoption of camera phones in the consumer marketplace. Mobot (see www.mobot.com(TM)) has partnered with media companies, including Warner Music Group, JANE magazine, ELLEgirl, and VIBE magazine, and with advertisers, including L'Oreal, Samsung and Saturn, to launch interactive campaigns across wireless carriers that required no changes to existing visual media.

Real World to Digital World Connection
      Like NeoMedia, Mobot connects the real world to the digital world via mobile camera phones.
      "Mobot empowers consumers," said Mr. Gocht. "With Mobot, they can use the cameras in their mobile phones to take pictures of offline media such as magazines, posters, product packaging and logos. Mobot's visual matching technology identifies the pictures they've taken and connects them directly to relevant information. Mobot is fast and easy for consumers to use, and is proving itself as a powerful new tool for media companies and marketers.
      "We are excited for the opportunity to become part of NeoMedia," he said, "and believe it will offer us a tremendous opportunity to grow and fulfill our vision."

`An Ideal Synergistic Pairing'
      Charles T. Jensen, NeoMedia's president and CEO, called the proposed acquisition of Mobot "an ideal synergistic pairing that would combine the technological and personnel strengths of both companies." Mr. Jensen said the non-binding LOI set terms for the acquisition of Mobot for an aggregate of cash and NeoMedia stock totaling up to $11 million, including interest-bearing bridge loans to Mobot of up to $1 million.

About NeoMedia Technologies, Inc.
---------------------------------
NeoMedia  Technologies,  Inc.  (www.neom.com)  is a developer and  international
marketer  of  software  and  patented  technologies,   including   PaperClick(R)
(www.PaperClick.com) for Camera Phones(TM)and the PaperClick Mobile Go-Window(TM) which link products, print and physical objects directly to targeted online data. NeoMedia also offers expertise in homeland security and e-authentication applications, and its Systems Integration Group specializes in providing expert-based IT consulting, hardware, and software solutions.

About Mobot, Inc.
-----------------
Mobot, Inc. (www.mobot.com) is a leader in visual search and recognition technology designed to make marketing effective and innovative using mobile devices. Launched in 2004 to help companies cultivate rewarding relationships with the world's 1.5 billion mobile phone users, Mobot gives marketers, content providers and carriers the tools to make it easy for any consumer with a mobile device to interact with their environment.

This press release  contains  forward-looking  statements  within the meaning of section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. With the exception of historical information contained herein, the matters discussed in this press release involve risk and uncertainties. Actual results could differ materially from those expressed in any forward-looking statement.

PaperClick is a registered trademark, and PaperClick For Camera Phones and PaperClick Mobile Go-Window are trademarks of NeoMedia Technologies, Inc. AirClic is a trademark of AirClic, Inc. Mobot and Mobot.com are trademarks of Mobot, Inc. Other trademarks are properties of their respective owners.